================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)**

                               MEDIQ INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     5849061
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John D. Iskrant
                         Schnader Harrison Segal & Lewis
                         1600 Market Street, Suite 3600
                           Philadelphia, PA 19103-7286
                                 (215) 751-2205

                                 With Copies to:
                             F. Douglas Raymond, III
                           Drinker Biddle & Reath LLP
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                               Page 1 of 17 Pages

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               SEC 1746 (12-91)


================================================================================

------------------------------                         -------------------------
CUSIP No. 58490 61 0                    13D            Page 2 of 17 Pages
------------------------------                         -------------------------

-------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bessie G. Rotko, Michael J. Rotko, Judith M. Shipon, John D.
           Iskrant and PNC Bank Corp., as Trustees under an Agreement of Trust dated November 18, 1983
           I.R.S. #:  23-6764067
-------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
-------------------------------------------------------------------------------

     3     SEC USE ONLY
-------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           Not applicable
-------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          / /
-------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Pennsylvania
-------------------------------------------------------------------------------
                                         7       SOLE VOTING POWER
           NUMBER OF                             3,570,969
            SHARES                 --------------------------------------------
         BENEFICIALLY                    8       SHARED VOTING POWER
           OWNED BY                              0
             EACH                  --------------------------------------------
           REPORTING                     9       SOLE DISPOSITIVE POWER
            PERSON                               3,570,969
             WITH                  --------------------------------------------
                                        10       SHARES DISPOSITIVE POWER
                                                 0
-------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,570,969
-------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
-------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             18.4%                                                        / /
-------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 58490 61 0                    13D            Page 3 of 17 Pages
------------------------------                         -------------------------


--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Michael J. Rotko
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

     3      SEC USE ONLY
--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS*
            Not applicable
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Commonwealth of Pennsylvania                                  / /
--------------------------------------------------------------------------------
                                          7       SOLE VOTING POWER
            NUMBER OF                             448,655
             SHARES                 --------------------------------------------
          BENEFICIALLY                    8       SHARED VOTING POWER
            OWNED BY                              3,688,604
              EACH                  --------------------------------------------
            REPORTING                     9       SOLE DISPOSITIVE POWER
             PERSON                               448,655
              WITH                  --------------------------------------------
                                         10       SHARES DISPOSITIVE POWER
                                                  3,688,604
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,137,259
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              21.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 58490 61 0                    13D            Page 4 of 17 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bessie G. Rotko
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

     3     SEC USE ONLY
--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           Not applicable
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                         7       SOLE VOTING POWER
           NUMBER OF                             240,489
            SHARES                 ---------------------------------------------
         BENEFICIALLY                    8       SHARED VOTING POWER
           OWNED BY                              3,638,663
             EACH                  ---------------------------------------------
           REPORTING                     9       SOLE DISPOSITIVE POWER
            PERSON                               240,489
             WITH                  ---------------------------------------------
                                        10       SHARES DISPOSITIVE POWER
                                                 3,638,663
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,879,152
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             20.0%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                         -------------------------
CUSIP No. 58490 61 0                    13D            Page 5 of 17 Pages
------------------------------                         -------------------------

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Judith M. Shipon
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) / /
--------------------------------------------------------------------------------

     3     SEC USE ONLY
--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           Not applicable
--------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                         7       SOLE VOTING POWER
           NUMBER OF                             441,351
            SHARES                 ---------------------------------------------
         BENEFICIALLY                    8       SHARED VOTING POWER
           OWNED BY                              3,617,097
             EACH                  ---------------------------------------------
           REPORTING                     9       SOLE DISPOSITIVE POWER
            PERSON                               441,351
             WITH                  ---------------------------------------------
                                        10       SHARES DISPOSITIVE POWER
                                                 3,617,097
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,058,448
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        / /
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             21.0%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                               TO THE SCHEDULE 13D

     The statement on Schedule 13D dated June 14, 1989, and filed with the Securities and Exchange Commission by Bessie G. Rotko, Michael J. Rotko, Judith
M. Shipon, Lionel Felzer and Provident National Bank, as trustees under an Agreement of Trust dated November 18, 1983, established by the late Bernard B. Rotko (the "Trust") with respect to beneficial ownership of the Series A Preferred Stock, par value $.50 per share (the "Preferred Stock") and the Common Stock, par value $1.00 per share (the "Common Stock") of MEDIQ Incorporated (the "Company" or the "Issuer"), is hereby amended and restated in full as provided herein.

     Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the Trust, Bessie G. Rotko, Michael J. Rotko and Judith M. Shipon have agreed to file one statement with respect to their ownership of Preferred Stock. A Joint Filing Agreement is attached hereto as Exhibit 8. The Trust, Bessie G. Rotko, Michael J. Rotko and Judith M. Shipon are hereinafter collectively referred to as the "Reporting Persons."

     Item 1. Security and Issuer

     This statement relates to the Preferred Stock of the Company. The address of the principal executive offices of the Company is: One MEDIQ Plaza, Pennsauken, N.J., 08110-1460.

     Item 2. Identity and Background

     This statement is being filed by Bessie G. Rotko, Michael J. Rotko, Judith
M. Shipon, John D. Iskrant and PNC Bank Corp., as trustees ("Trustees") under the Trust. John D. Iskrant replaced Lionel Felzer as a Trustee upon Mr. Felzer's resignation on November 15, 1995. This statement is also being filed by each of Bessie G. Rotko, Michael J. Rotko and Judith M. Shipon in his or her individual capacity.

     The Trust was formed under Pennsylvania law. It conducts no business except to hold assets contributed to it. Such assets consist, for the most part, of the shares of Preferred Stock described in Item 3 below and an equal number of shares of the Common Stock of the Company. Its address is:
c/o John D. Iskrant, Esq., Schnader Harrison Segal and Lewis, 1600 Market Street, Suite 3600, Philadelphia, PA, 19103-7286.

     Bessie G. Rotko resides at 100 Breyer Estate - 4N, Elkins Park, PA 19027 and is a citizen of the United States. Michael J. Rotko resides at P.O. Box 369, Unionville, PA 19375 and is currently employed as Special Counsel to the U.S. Senate Investigation of the Persian Gulf War Syndrome. He is a citizen of the United States. Judith M. Shipon resides at 1115 Devon Road, Rydal, PA, 19046 and is a citizen of the United States.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other
             Consideration

     The Trust has previously filed a Form 3 with the Securities and Exchange Commission with respect to its ownership of Preferred Stock. In addition, information regarding the Trust's ownership of Preferred Stock has been reflected in the Company's proxy statements.

     On November 18, 1983, the late Dr. Rotko transferred to the Trust 2,380,646 shares of Common Stock. No consideration was paid by the Trust. On January 17, 1986, the Company paid a 50 percent stock dividend on its shares of Common Stock. The Trust currently holds 3,570,969 shares of Common Stock.

     In July, 1986, the Company paid a dividend of one share of Preferred Stock with respect to each share of Common Stock. The Trust currently holds 3,570,969 shares of Preferred Stock.


     Item 4. Purpose of Transaction

     The shares of Preferred Stock and Common Stock held by the Reporting Persons have been held for investment purposes. On January 14, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which MQ Acquisition Corporation (the "Acquiror") will merge with and into the Company, with the Company surviving the merger (the "Merger"). The Trust, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon have entered into a Stock Option Agreement dated January 14, 1998 (the "Stock Option Agreement") under which they grant the Acquiror an irrevocable option to purchase up to all of the Preferred Stock and Common Stock owned by them at a cash price per share of $14.50, exercisable by the Acquiror upon (i) commencement of a tender offer or filing of a registration statement with respect to a tender offer or an exchange offer by a third party for at least 25% of the then outstanding Common Stock or Preferred Stock, or at least 25% of the total voting power, of the Company, (ii) The Company or any of its subsidiaries entering into, authorizing, recommending, proposing or agreeing with any third party, or any third party publicly announcing a bona fide intention to, effect an Acquisition Proposal (as defined in the Merger Agreement), an acquisition or lease by a third party of at least 25% of the assets of the Company and its subsidiaries, or an acquisition by a third party of beneficial ownership of securities representing at least 25% of the voting power of the Company or any "significant subsidiary" of the Company (as defined in Regulation S-X), (iii) the acquisition by any third party of beneficial ownership of at least 25% of the Common Stock, Preferred Stock or voting power of the Company, or any Change in Control of the Company (as defined in the Merger Agreement), (iv) (A) a withdrawal or modification by the Company's Board of Directors (or any committee thereof) of its recommendation regarding the approval of the Merger in a manner adverse to the Acquiror, (B) a recommendation by the Board of Directors (or any committee thereof) to the stockholders of the Company of any Acquisition Proposal, (C) a violation by the Company of Section 4.1(a) of the Merger Agreement, (D) a failure of the Board of Directors (or any committee thereof) to publicly reaffirm its recommendation of the Merger within three business days' of the Acquiror's written request to do so or (E) a resolution or agreement by the Board of Directors (or any committee thereof) to do anything listed in the preceding items (A) - (D), (v) a material breach by any of the Trust, Michael J. Rotko, Bessie G. Rotko or Judith M. Shipon of their respective obligations under the Stockholder Agreements (as defined below), (vi) a failure to obtain the vote of the Company's stockholders at the special meeting called to approve the Merger or a failure to call such special meeting in violation of the Merger Agreement, (vii) the termination of the Merger Agreement by the Acquiror (or the occurrence of any event giving rise to such a right to terminate) (A) pursuant to Sections 8.1(b) or (c) of the Merger Agreement and the failure of the Merger to occur before the date of such termination due to the Company's failure to perform any material covenant or obligation under, or other breach by the Company of, the Merger Agreement or (B) pursuant to Section 8.1(d), (e) or (f) of the Merger Agreement or (viii) the delivery by the Company of a Superior Proposal Notice (as defined in the Merger Agreement). Notwithstanding the foregoing, the Acquiror's option to purchase will terminate upon the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement under sections 8.1(a),(b),(c) or (g) of the Merger Agreement, provided that (x) no event listed in clauses (i)-(viii) of the immediately preceding sentence shall have occurred prior to such termination and (y) the Company shall not have been in breach of the Merger Agreement prior to such termination and (iii) in the case of any other termination of the merger agreement, the date that is six months after the termination of the Merger Agreement for any other reason.

     Each of the Trust, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon has entered into a Stockholder Agreement, dated January 14, 1998, with the Acquiror (collectively, the "Stockholder Agreements"), under which they each agree, subject to certain limitations, not to transfer any shares and to vote all shares beneficially owned by them (i) in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof, and all other actions contemplated by the Merger Agreement, the Stock Option

Agreement and the Stockholder Agreements, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Acquiror under the Merger Agreement or under the Stockholder Agreements or Stock Option Agreement and (iii) against certain other enumerated material changes with respect to the Company. Pursuant to the Stockholder Agreements, each of the Trust, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon has granted a proxy to the Acquiror solely with respect to stockholders' votes concerning the matters described in the immediately preceding sentences. The provisions of the Stockholder Agreements (including the proxies) terminate upon the Termination Date (as defined in the Stock Option Agreement).

     Each of the Trust, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon has entered into an agreement with the Company and the Acquiror (the "Rotko Rollover Agreement"), providing for their contribution to the Acquiror of an aggregate of 1,000,000 shares of Preferred Stock of the Company, prior to the effective time of the Merger, in exchange for securities of the Acquiror that will be converted into 1,340,200 shares of Series B Preferred Stock of the surviving corporation and a number of shares of common stock of the surviving corporation equal to 10.98% of the total outstanding shares of common stock of the surviving corporation.

     The foregoing descriptions of the agreements relating to the Merger and related transactions are qualified in their entirety by reference to the terms of such agreements. The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The Stock Option Agreement is attached hereto as Exhibit 2 and incorporated herein by reference. The Stockholder Agreements with each of the Trust, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon are attached hereto as Exhibits 3, 4, 5 and 6, respectively, and incorporated herein by reference. The Rotko Rollover Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

     Item 5. Interest in Securities of the Issuer.

     The Trust

     (a) As of the date hereof, the Trust beneficially owns 3,570,969 shares of Preferred Stock, representing 57.0% of the Company's outstanding

Preferred Stock, and 3,570,969 shares of Common Stock, representing 18.4% of the Company's outstanding Common Stock. The Preferred Stock is convertible at the holder's option into 3,570,969 shares of Common Stock. Assuming conversion of all outstanding Preferred Stock, the Trust would hold 7,141,938 shares of Common Stock, representing 27.9% of the Company's outstanding Common Stock. Assuming conversion solely of the shares of Preferred Stock beneficially owned by the Trust, the Trust would own 7,141,938 shares of Common Stock, representing 31.1% of the outstanding Common Stock.

     (b) The Trust has sole power to vote and to dispose of the Preferred Stock and the Common Stock, except as described in Item 4 above concerning the Merger and related matters. The Trust has entered into the agreements described in Item 4.

     (c) The Trust has not effected any transactions in shares of Preferred Stock in the last 60 days, except as described in Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

     Michael J. Rotko

     (a) As of the date hereof, Michael J. Rotko beneficially owns 4,145,793 shares of Preferred Stock, including all shares held by the Trust, representing 66.0% of the Company's outstanding Preferred Stock, and 4,137,259 shares of Common Stock, representing 21.4% of the Company's outstanding Common Stock. The Preferred Stock is convertible at the holder's option into 4,145,793 shares of Common Stock. Assuming conversion of all outstanding Preferred Stock, Michael J. Rotko would hold 8,283,052 shares of Common Stock, representing 32.3% of the Company's outstanding Common Stock. Assuming conversion solely of the shares of Preferred Stock beneficially owned by Michael J. Rotko, Michael J. Rotko would own 8,283,052 shares of Common Stock, representing 35.2% of the outstanding Common Stock.

     (b) Except as described in Item 4 above concerning the Merger and related matters, Michael J. Rotko has sole power to vote and to dispose of 448,655 shares of Preferred Stock; he shares the power to vote and to dispose of (i) 3,647,197 shares of Preferred Stock with each of the other Trustees and

(ii) 49,941 shares of Preferred Stock with some combination of any of PNC Bank Corp., Thomas C. Rotko and William L. Rotko, as co-trustees of several other related family trusts. Except as described in Item 4 above concerning the Merger and related matters, he has sole power to vote and to dispose of 448,655 of the shares of Common Stock, and shares the power to vote and to dispose of (i) 3,638,663 shares of Common Stock with each of the other Trustees and (ii) 49,941 shares of Common Stock with some combination of any of PNC Bank Corp., Thomas C. Rotko and William L. Rotko, as co-trustees of several other related family trusts. Michael J. Rotko has entered into the agreements described in Item 4.

     (c) Michael J. Rotko has not effected any transactions in shares of Preferred Stock in the last 60 days, except as described in Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

     Bessie G. Rotko

     (a) As of the date hereof, Bessie G. Rotko beneficially owns 3,916,228 shares of Preferred Stock, including all shares held by the Trust, representing 62.0% of the Company's outstanding Preferred Stock, and 3,879,152 shares of Common Stock, representing 20.0% of the Company's outstanding Common Stock. The Preferred Stock is convertible at the holder's option into 3,916,228 Shares of Common Stock. Assuming conversion of all outstanding Preferred Stock, Bessie G. Rotko would hold 7,795,380 shares of Common Stock, representing 30.4% of the Company's outstanding Common Stock. Assuming conversion solely of the shares of Preferred Stock beneficially owned by Bessie G. Rotko, Bessie G. Rotko would own 7,795,380 shares of Common Stock, representing 33.5% of the outstanding Common Stock.

     (b) Except as described in Item 4 above concerning the Merger and related matters, Bessie G. Rotko has sole power to vote and to dispose of 269,031 of the shares of Preferred Stock, and shares with each of the other

Trustees the power to vote and to dispose of 3,647,197 shares of the Preferred Stock. Except as described in Item 4 above concerning the Merger and related matters, she has sole power to vote and to dispose of 240,489 shares of Common Stock, and shares the power to vote and to dispose of 3,638,663 shares of Common Stock with each of the other Trustees, except as described in Item 4 above. Bessie G. Rotko has entered into the agreements described in Item 4.

     (c) Bessie G. Rotko has not effected any transactions in shares of Preferred Stock in the last 60 days, except as described in Item 4 above.

     (d) Not applicable.

     (e) Not applicable.

     Judith M. Shipon

            (a) As of the date hereof, Judith M. Shipon beneficially owns 4,098,448 shares of Preferred Stock, including all shares held by the Trust, representing 65.4% of the Company's outstanding Preferred Stock, and 4,058,448 shares of Common Stock, representing 21.0% of the Company's outstanding Common Stock. The Preferred Stock is convertible at the holder's option into 4,098,448 shares of Common Stock. Assuming conversion of all outstanding Preferred Stock, Judith M. Shipon would hold 8,156,896 shares of Common Stock, representing 31.9% of the Company's outstanding Common Stock. Assuming conversion solely of the shares of Preferred Stock beneficially owned by Judith M. Shipon, Judith M. Shipon would own 8,156,896 shares of Common Stock, representing 34.8% of the outstanding Common Stock.


            (b) Except as described in Item 4 above concerning the Merger and related matters, Judith M. Shipon has sole power to vote and to dispose of 441,351 shares of Preferred Stock, and shares the power to vote and to dispose of (i) 3,647,197 shares of Preferred Stock with each of the other Trustees and
(ii) 9,900 shares of Preferred Stock with PNC Bank Corp., as co-trustees of a related family trust. Except as described in item 4 above concerning the

Merger and related matters, she has sole power to vote and to dispose of the shares of Common Stock, and shares the power to vote and to dispose of shares of the Common Stock with each of the other Trustees. Judith M. Shipon has entered into the agreements described in Item 4.

     (c) Judith M. Shipon has not effected any transactions in shares of Preferred Stock in the last 60 days, except as described in item 4 above.

     (d) Not applicable.

     (e) Not applicable.

John D. Iskrant, PNC Bank Corp., William L. Rotko and Thomas C. Rotko (other persons with whom the Reporting Persons share voting and/or investment power)

     John D. Iskrant, a citizen of the United States, is a partner in the law firm of Schnader Harrison Segal & Lewis, 1600 Market Street, Suite 3600, Philadelphia, PA 19103-7286. PNC Bank Corp. has its principal office at Fifth Avenue & Wood Street, Pittsburgh, Pennsylvania 15222-0000.

     Thomas C. Rotko, a citizen of the United States, is currently employed as an Assistant District Attorney in the District Attorney's Office-New York County, located at One Hogan Place, 7th Floor, New York, New York 10013. William
L. Rotko, a citizen of the United States, is employed as a screenwriter and currently resides at 2003 Canyon Drive, Los Angeles, California 90068.

     Neither John D. Iskrant, PNC Bank Corp., Thomas C. Rotko nor William L. Rotko has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither John D. Iskrant, PNC Bank Corp., Thomas C. Rotko nor William L. Rotko has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 6. Contracts, Arrangements, Understandings or
             Relationships with respect to Securities of the Issuer.

     The Trust, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon have entered into the agreements described in Item 4.

     Item 7. Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of January 14, 1998, by and between MQ Acquisition Corporation and MEDIQ Incorporated, incorporated by reference to Exhibit 2.1 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 2 Stock Option Agreement, dated January 14, 1998, by and among T/D Bernard B. Rotko Dated November 18, 1983,Michael J. Rotko, Bessie G. Rotko, Judith M. Shipon and MQ Acquisition Corporation, incorporated by reference to Exhibit 2.2 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 3 Stockholder Agreement, dated January 14, 1998, by and between MQ Acquisition Corporation and T/D Bernard B. Rotko Dated November 18, 1983, incorporated by reference to Exhibit 2.5 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 4 Stockholder Agreement, dated January 14, 1998, by and between MQ Acquisition Corporation and Michael J. Rotko, incorporated by reference to Exhibit 2.4 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 5 Stockholder Agreement, dated January 14, 1998, by and between MQ Acquisition Corporation and Bessie G. Rotko, incorporated by reference to Exhibit 2.6 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 6 Stockholder Agreement, dated January 14, 1998, by and between MQ Acquisition Corporation and Judith M. Shipon, incorporated by reference to Exhibit 2.3 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 7 Agreement, dated January 14, 1998, by and among MEDIQ Incorporated, MQ Acquisition Corporation, T/D Bernard B. Rotko Dated November 18, 1983, Michael J. Rotko, Bessie G. Rotko and Judith M. Shipon, incorporated by reference to Exhibit B to Exhibit 2.1 to the Form 8-K of MEDIQ Incorporated, filed with the Securities and Exchange Commission on January 21, 1998.

Exhibit 8 Joint Filing Agreement, dated January 20, 1998, among the Trustees of the Trust, signed by a majority of the Trustees.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/ Bessie G. Rotko                                 /s/ Judith M. Shipon
------------------------------                       ---------------------------
     Bessie G. Rotko                                     Judith M. Shipon



/s/ Michael J. Rotko                                 PNC Bank Corp.
------------------------------
    Michael J. Rotko

                                                     By: /s/Robert N. Tropp, Jr.
                                                         -----------------------
                                                         Robert N. Tropp, Jr.
                                                         Vice President

/s/ John D. Iskrant
------------------------------
    John D. Iskrant

                                    Exhibit 8

                             JOINT FILING AGREEMENT
                             ----------------------

            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the preferred stock, par value $.50 per share and common stock, par value $1.00 per share, of MEDIQ Incorporated, which agreement may be executed in any number of counterparts and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

Dated:  January 20, 1998



                                                     /s/ Bessie G. Rotko
                                                     --------------------------
                                                         Bessie G. Rotko



                                                     /s/ Michael J. Rotko
                                                     --------------------------
                                                         Michael J. Rotko


                                                     T/D Bernard B. Rotko Dated
                                                     November 18, 1983


                                                     By: /s/ John D. Iskrant
                                                         ----------------------
                                                             John D. Iskrant



                                                     /s/ Judith M. Shipon
                                                     --------------------------
                                                         Judith M. Shipon


                                                     PNC BANK



                                                     By: /s/Robert N. Tropp, Jr.
                                                         ----------------------
                                                            Robert N. Tropp, Jr.
                                                            Vice President


                                      -34-